Exhibit 99.1

Phoenix New Media Announces Letter of Intent for Sale of Investment in Yidian

BEIJING, February 25, 2019 —Phoenix New Media Limited (“Phoenix New Media”, “ifeng” or the “Company”) (NYSE: FENG), a leading new media company in China, today announced that it has entered into a binding letter of intent (“LOI”) with a proposed investor (the “Proposed Investor”) for the sale of 32% of the total outstanding shares of Particle Inc. (“Particle”). Particle owns Yidian Zixun (“Yidian”), a rapidly-growing personalized news and lifestyle information application in China that allows users to efficiently define and explore individualized content over mobile devices. The Company currently owns approximately 37.63% of the total outstanding shares of Particle on an as-if converted basis and is expected to own approximately 5.63% if the transactions contemplated by the LOI are completed.

Under the terms of the LOI, the Company will commit to sell and transfer 32% of the total outstanding shares of Particle to the Proposed Investor and its designated entities (the “Proposed Buyers”) for a total consideration of US$448 million in cash, reflecting a preliminary valuation of Particle at US$1.4 billion. The Company, the Proposed Buyers, Particle and other parties as applicable are expected to execute definitive agreements for the proposed transactions (the “Definitive Agreements”) on or before March 22, 2019 or other deadline agreed by the Company and the Proposed Buyers. Completion of the proposed transactions will be subject to certain closing conditions (the “Closing Conditions”), such as approvals by the board and shareholders (if applicable) of the Proposed Buyers, Particle, the Company and the Company’s parent, Phoenix Media Investment (Holdings) Limited, related approval of The Stock Exchange of Hong Kong Limited, and the delivery of valuation result of an independent valuation firm. There is no assurance that any Definitive Agreement will ever be entered into or that the proposed transactions will ever be closed.

Pursuant to the LOI, the Company has already received a cash deposit of RMB100 million (the “RMB Deposit”) from the Proposed Buyers. According to the LOI, the Proposed Buyers shall pay the Company another cash deposit of US$100 million (the “USD Deposit”) in two installments with the first installment of not less than US$50 million due on February 28, 2019 and the second installment for the remaining amount due on March 5, 2019. The Company will refund the RMB Deposit to the Proposed Buyers within one business day after the receipt of the first installment of the USD Deposit, but will be entitled to terminate the LOI and keep the RMB Deposit or the first installment of the USD Deposit as applicable if the first or second installment of the USD Deposit is not paid on time.

If the Company unilaterally decides to terminate the proposed transactions after receipt of the USD Deposit, the Company will refund the USD Deposit to the Proposed Buyers and pay liquidated damages to the Proposed Buyers. If (i) the Definitive Agreements are not entered into on or before March 22, 2019 or other deadline agreed by the Company and the Proposed Buyers due to reasons not attributable to the Proposed Buyers, or (ii) the proposed transactions fail to close because any of the Closing Conditions is not satisfied before the mutually agreed deadline, the Company will refund the USD Deposit to the Proposed Buyers together with interests. Except as described above, the deposit will not be refundable, and the deposit together with accrued interest will be applied towards the purchase price to be paid by the Proposed Buyers upon closing of the proposed transactions.

The Company agrees to delegate all of its rights as a shareholder of Particle (excluding economic interests) to the Proposed Buyers and cause its representatives on Particle’s board of directors to delegate all of their rights to the Proposed Buyers after the execution of the Definitive Agreements. Upon the payment of the full purchase price, the Proposed Buyers will be entitled to appoint two directors of Particle to replace the two directors appointed by the Company.

“With the Letter of Intent now reached, we are proud to announce that an important milestone has been achieved,” said Mr. Shuang Liu, Chief Executive Officer of iFeng. “Yidian has attained tremendous user base and forged remarkably close relationship with leading Chinese handset manufacturers. We are confident that Yidian will generate a handsome return on our investments. We also expect that our remaining interests in Particle will allow us to share in any further growth of Yidian. The significant cash infusion from the proposed transaction will help fuel our own growth engine and expand both our product line and content through strategic investment opportunities.”

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website and web-based game platform, its video channel, comprised of its dedicated video vertical and mobile video services, and its mobile channel, including its mobile Internet website, mobile applications and mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual report on Form 20-F. All information provided in this press release is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Qing Liu

Email: investorrelations@ifeng.com

ICR, Inc.

Rose Zu

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com